

December 5, 2014

Via E-mail
Joseph C. Peters
Chief Executive Officer
Vantage Health
401 Warren Street, Suite 200
Redwood City, CA 94063

> **Re: Vantage Health**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed November 25, 2014**
> **File No. 000-55155**

Dear Mr. Peters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. .

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notice Item 1
Approval of the Conversion, page 7

1. Please revise your disclosure to include a discussion of the material differences between the provisions of the proposed Certificate of Incorporation and the Company's current Nevada Certificate of Incorporation.

Notice Item 2
Approval of the Charter Amendments
Notice Item 2(b): Approval of the Change in Authorized Capital Stock, page 15

2. We note that the Company does not currently have any authorized shares of preferred stock. After the filing of the Conversion Certificate of Incorporation with the Secretary of State of the State of Delaware, the Company will have 50,000,000 shares of Preferred Stock available for future issuance, resulting in authorized but unissued shares that may be issued by your Board of Directors in its discretion. Please disclose whether you

currently have, or do not have, any plans with respect to these authorized but unissued shares. If such plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
               Avisheh Avini
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
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